

NEWS RELEASE

Orla Mining Announces Resignation of Scott Langley, Newmont's Nominee, from Board of Directors

Vancouver, BC – September 23, 2025 – **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") announces that Scott Langley has resigned from Orla's Board of Directors (the "Board"), effective immediately. Mr. Langley was Newmont Corporation's ("Newmont") nominee to the Board in accordance with its investor rights agreement with the Company, which has now terminated following Newmont's recent disposition of its common shares of the Company. The Board does not intend on making any further changes to the composition of the Board at this time.

"On behalf of the Board of Orla, I would like to thank Scott for his contributions to the growth, success, and good governance of our Company. His professionalism and commitment were greatly valued, and he served the Company admirably over the past three years and we wish him well. We have also appreciated our relationship with Newmont and the trust they have placed in our team. With Newmont's disposition of their holding in Orla, we welcome a new and broader group of investors as we grow our business."

– *Chuck Jeannes, Chairman of Orla*

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com